Exhibit 1.3

chinadotcom corporation

chinadotcom Proposes Change of Company Name to CDC Corporation

New company name better reflects the company’s strategic focus and its evolution into a larger and more diverse enterprise

Hong Kong, March 21, 2005 chinadotcom corporation (the “Company”) (NASDAQ: CHINA; website: www.corp.china.com), an integrated enterprise software and mobile applications company in China and internationally, today announced its proposal to change the name of the Company to “CDC Corporation”, subject to shareholder approval at an Extraordinary General Meeting to be held on April 20, 2005. The Company’s stock symbol “CHINA” listed on NASDAQ will remain unchanged.

Concurrently with the proposed change of the Company’s name, the board notes that the Company’s 81%-owned subsidiary listed on the Growth Enterprise Market of Hong Kong Stock Exchange Limited, hongkong.com Corporation (the “Subsidiary”) (Stock Code: 8006), is also seeking to change its name to “China.com Inc.”.

Dr. Raymond Ch’ien, Executive Chairman & CEO of chinadotcom corporation, and Chairman of hongkong.com Corporation, commented, “The rebranding initiatives are strategically significant for us as both companies have been evolving since their IPOs. After our two strategic acquisitions in the software sector, chinadotcom is now more focused on global enterprise software while its 81%-owned subsidiary is focused on Internet and mobile applications related businesses in China.”

“The proposed new names, CDC Corporation and China.com Inc., will enable us to enhance our position in the market place for both enterprise software and Internet and mobile applications, respectively. We believe the well-established brand, China.com, will bring tremendous business opportunities in China, for our portal and mobile applications businesses.” Ch’ien continued.

The Company today owns a global portfolio of businesses primarily in enterprise application software and Mobile Value Added Services (“MVAS”) & portal services. The Company offers a broad range of enterprise application software including Enterprise Resource Planning (“ERP”) through Ross Systems, Inc., Customer Relations Management (“CRM”) through Pivotal Corporation, Supply Chain Management (“SCM”) through Industri-Matermatik International Corp., as well as Human Resources Management (“HRM”) and Business Intelligence (“BI”). Concurrently, the MVAS & portal services are offered in the China market via hongkong.com Corporation.

The proposed name change of the Company to CDC Corporation is expected to bring the following advantages:

•	The proposed new name without “dotcom” will better reflect the Company’s core diverse business lines and the shift of its business focus away from a heavy reliance on the Internet sector.

•	The new name without the clear component of “China” will also better reflect the Company’s more geographically diversified revenue and customer mix.

The Company has decided to retain the symbol “CHINA” for its stock exchange listing because it is well recognized by investors.

With the coordinated name change efforts of the Company and the Subsidiary, the board of directors of hongkong.com considers that the proposed name change to China.com Inc. will benefit the Subsidiary in the following ways:

•	The new name reflects the fact that the Subsidiary’s business operations, revenues, customers and staff are all predominately in China.

•	The new name clarifies confusion among investors relating to the different business lines between the Company and the Subsidiary. Whereas the Subsidiary operates predominately in MVAS, Internet portal and online game businesses in China, the Company has more diverse business lines and a more geographically diversified revenue and customer mix, particularly in the enterprise software area.

Mr. Rudy Chan, CEO of hongkong.com Corporation, added, “China.com has been a well-established brand in the China market since 1997. Changing our name to China.com Inc. not only better reflects our business focus and geographical reach, but will create a stronger image for us in the MVAS, Internet portal and online game sectors in China.”

The proposed name change of the Subsidiary is subject to (1) the passing of a special resolution by the shareholders of the Subsidiary at an Extraordinary General Meeting to be held on April 27, 2005; and (2) the approval by the Registrar of Companies in the Cayman Islands.

About chinadotcom corporation
chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is an integrated enterprise software and mobile applications company focused on China and internationally. The company has over 1,800 employees with operations in 14 countries. For more information about chinadotcom corporation, please visit the website www.corp.china.com.

Forward Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements relating to the ability of the name changes to enhance the Company’s position in the marketplace for both enterprise software and Internet and mobile applications, bring business opportunities, clarify confusion among investors relating to the different business lines between the Company and the Subsidiary. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements including the following: shareholder approval of the respective name changes of the Company and the Subsidiary, perceptions in the marketplace with respect to the new names for the Company and the Subsidiary, the future growth of software industry and the MVAS, Internet portal and online game sectors in the PRC, and the development of new technologies and applications or services affecting current and future business. Further information on risks or other factors is detailed in filings or submissions with the United States Securities and Exchange Commission made by chinadotcom corporation, including its Annual Report for the year ended December 31, 2003 on Form 20-F/A filed on July 8, 2004. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

For further information, please contact:

Media Relations
Jane Cheng, Associate Director, Public Relations
Tel:	(852) 2961 2750
Fax:	(852) 2571 0410
e-mail:	jane.cheng@hk.china.com

Investor Relations
Craig Celek, Vice President, Investor Relations
Tel:	1 (212) 661 2160
Fax:	1 (646) 827 2421
e-mail:	craig.celek@hk.china.com